SilverCrest Announces Las Chispas Maiden Resource Estimate; 3.4 Million Tonnes @ 3.66 gpt Au and 297 gpt Ag or 572 gpt AgEq for 63 Million Oz AgEq

Vancouver, British Columbia--(Newsfile Corp. - February 26, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce that Tetra Tech Canada Inc. ("Tetra Tech") has completed its independent mineral resource estimation for the Las Chispas Property, located in Sonora, Mexico. Inferred Mineral Resources are estimated at 3.4 million tonnes grading 3.66 grams per tonne ("gpt") gold (or "Au") and 297 gpt silver (or "Ag"), or 572 gpt silver equivalent ("AgEq"; based on 75 (Ag):1 (Au) and 100% metallurgical recovery). The Inferred Resource Estimate contains 402,000 ounces gold and 32,650,000 ounces silver, or 62,800,000 ounces of AgEq, using a 150 gpt AgEq cut-off grade and minimum true vein width of 1.5 metres.

N. Eric Fier, CPG, P.Eng and CEO, remarked, "The delivery of this maiden resource estimate is a major milestone for SilverCrest Metals as we continue to systematically expand high-grade mineralization in the district and fast-track the advancement of Las Chispas. In late 2017, we were targeting a total resource number around 40 to 50 million ounces AgEq grading an estimated 500 gpt AgEq but with the recent multiple high-grade intercepts in Area 51, this target has been exceeded. Area 51 (near-surface Babicanora Vein extension) alone has an estimated 32.2 million contained AgEq ounces, grading an impressive 7.43 gpt Au and 469 gpt Ag, or 1,026 gpt AgEq and is open for potential expansion. The Area 51 resource is similar to the 1800s historic production from the adjacent Las Chispas Vein which was approximately 30 million ounce AgEq grading an estimated 15 gpt Au and 1,700 gpt Ag. With continued drilling success, the Company intends to complete an updated resource and plans to prepare a Preliminary Economic Assessment ("PEA") in H2 2018. Congratulations to our SilverCrest team, contractors, consultants and associated communities for making this impressive high-grade precious metal discovery and maiden resource possible."

SilverCrest's Las Chispas Resource Summary — February 2018
Resource Category(¹)		Tonnes	Au gpt	Ag gpt	AgEq gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
Inferred		3,415,000	3.66	297	572	402,000	32,650,000	62,800,000
Inferred Resource Summary By Vein
Vein	Average True Width	Tonnes	Au gpt	Ag gpt	AgEq gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
Babicanora	3.2	1,894,000	5.41	361	766	329,000	21,952,000	46,641,000
Includes Area 51	2.7	967,000	7.43	469	1,026	231,000	14,581,000	32,247,000
Las Chispas	3.0	171,000	2.39	340	520	13,000	1,874,000	2,861,000
Giovanni	2.0	607,000	1.37	237	340	27,000	4,633,000	6,641,000
William Tell	1.5	595,000	1.32	185	284	25,000	3,543,000	5,438,000
Historic Dumps	n/a	148,000	1.60	136	256	7,000	648,000	1,219,000

Notes:

1.

Conforms to NI 43-101, Companion Policy 43-101CP, and the Canadian Institution of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM council, as amended. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

2.	AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.
3.	All numbers are rounded.
4.	Babicanora resource includes the Babicanora Vein and Babicanora Footwall Vein, and Giovanni resource includes the La Blanquita extension and Gio-mini Vein.

The mineral resource estimate is based on the Company's Phase I and II exploration programs and is classified as an Inferred Mineral Resources based on CIM Definition Standards. The effective date for the Inferred Resource Estimate is February 12, 2018. Depending on the vein, drill sections were spaced 25 to 75 metres along strike, with intercepts on each section averaging 50 metres apart down dip. Underground channel sampling for the Las Chispas and William Tell Veins is spaced from 2 to 10 metre centres along the back (roof) and side walls for drifts and stopes depending on access. The most significant components of the data, collected and validated by SilverCrest between April 2016 to February 2018, are results from 185 drill holes (46,127 metres), 2,895 dump samples, and 7,610 underground samples (6,647 metres). A majority of the resource is in unmined areas with only the Las Chispas, William Tell and Giovanni veins being partially mined out, and voids (stopes) being accounted for in resource estimation. Surveying of the historical underground workings were completed by Precision GPS S.A. DE C.V. Details of the drill core assays, as well as surface and underground sampling results, can be found in various press releases from March 2, 2016 to January 29, 2018. The resource remains open in several directions depending on which vein is considered. A technical report prepared by Tetra Tech in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") will be filed on SEDAR at www.sedar.com within 45 days.

The Las Chispas resource estimate is based on the following key assumptions; a specific gravity of 2.55 was used based on test work; veins were modelled by SilverCrest to capture mineralization grade of 150 gpt AgEq, all assays were composited to 1 metre, grade capping strategy was applied to each vein where gold values were capped at between 4.2 to 61 gpt and silver values were capped at between 462 to 4,390; a 2 metre by 2 metre by 2 metre block size was used based on geological constraints and potential future mining method; variography and ordinary kriging were used to create both gold and silver block models where possible and inverse distance squared was used in all other cases; multiple interpolation passes were conducted in areas with both underground channel samples and core drilling data, block models were classified into Inferred Resources according to appropriate criteria based on geologic constraints, sample sets, and search radii. Details of these criteria will be presented in the technical report to be filed on SEDAR.

The resource estimate is focused on an estimated 3.5 kilometres of approximately 12 known kilometres of cumulative vein strike length in the district. As planned, the Company's Phase III drilling in 2018 will focus on; (1) the Babicanora Vein, which includes Area 51, to fully test the additional known 1.5 kilometres of vein strike length; (2) of the nine veins that were drilled on, five were included in this resource, which the Company has only partially drilled tested; and (3) the ten other identified veins on the Las Chispas Property, which have not yet been drill tested. In-fill drilling will be considered later in 2018 to target the conversion of the Inferred Resource to the Indicated category. The Company intends to provide an updated resource estimate and plans to deliver a PEA in H2 2018. There is no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated categories through further drilling.

Qualified Assurance Program and Quality Control Measures ("QA/QC")

SilverCrest has implemented QA/QC protocols including insertion of duplicate, blank and standard samples in all drill holes and underground sampling. The samples were submitted directly to the ALS Chemex in Hermosillo, Mexico, for preparation and sent to ALS Chemex in North Vancouver, BC, Canada, for analysis. Additional duplicate test work has been conducted on mineralized samples to assess variability of coarse reject and pulp samples. A Tetra Tech independent qualified person visited the Las Chispas Property between August 29-September 2, 2016, January 15-19, 2017, and November 21-22, 2017. Independent sampling was completed. Tetra Tech has reviewed the QA/QC work completed by SilverCrest and believes the database is reliable for estimating Mineral Resources.

Qualified Person

The Mineral Resources for the Las Chispas Property disclosed in this news release have been estimated by P. James F. Barr, P. Geo., Senior Geologist and Team Lead — Geology for Tetra Tech Canada Inc. and independent of SilverCrest. Mr. Barr is a Qualified Person as defined in NI 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by CIM council, as amended. Mr. Barr has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including preparation of an updated mineral resource estimate and preliminary economic assessment; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; the accessibility of future mining at the Las Chispas Property; and the filing of a NI 43-101 technical report within 45 days. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact: Fred Cooper, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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